Exhibit 1

2020 2nd Quarter Results Mexico City, July 28, 2020 NYSE: VIST BMV: VISTA Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST and BMV: VISTA), a new generation publicly traded Latin-American oil & gas company.

Vista Oil & Gas Results of the Second Quarter of 2020

July 28, 2020, Mexico City, Mexico

Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results for the second quarter (“Q2”) of 2020.

Q2 2020 highlights:

•	We have successfully implemented our COVID-19 business continuity plan, aimed at ensuring employee health & safety.

•

During Q2 2020, we implemented opex and capex cost savings, which coupled with tactical moves related to oil storage and oil exports, allowed to sell 100% of our production, resulting in a positive free cash flow of 15.4 $MM.

•

In Q2 2020, our total production was 23,817 boe/d, a 17.9% decrease compared to total production in Q2 2019. Average daily production was comprised of: 15,672 barrels of oil per day (bbl/d), 16.7% lower than Q2 2019; 1.20 MMm3/d of natural gas, 20.2% lower than Q2 2019; and 606 boe/d of natural gas liquids (NGL).

•

Our 12 shale oil wells in Bajada del Palo Oeste were reopened between May 26 and May 30, as international demand and pricing partially recovered, contributing 13.9 Mboe/d during June. Wells MDM-2063 and MDM-2061, from our third pad, achieved all-time Vaca Muerta oil production records in a calendar month.

•

Net revenues in Q2 2020 were 51.2 $MM, a 57.5% decrease compared to the 120.4 $MM generated in Q2 2019, impacted by both lower production levels and realized prices, as restrictions arising from the Covid-19 pandemic hit the international and domestic demand of crude oil and natural gas.

•

In Q2 2020, the average crude oil realized price was 26.5 $/bbl, a 55.7% decrease compared to the average crude oil realized price in Q2 2019, mainly driven by a decrease in domestic and international demand and lower Brent levels.

•

Natural gas realized price for Q2 2020 was 2.2 $/MMBTU, a 42.1% decrease y-o-y, mainly driven by a 50% decrease in industry segment prices and a 35% decrease in the distribution and GNC segment prices.

•

Average lifting cost in Q2 2020 was 8.6 $/boe, representing a 30.5% decrease compared to the average lifting cost in Q2 2019, which was 12.3 $/boe. We were able to improve our lifting cost in a context of lower production by renegotiating more than 20 oilfield operations contracts, adjusting them to the current scenario.

•	Consolidated adjusted EBITDA for Q2 2020 reached 10.2 $MM, resulting in an adjusted EBITDA margin of 20%.

•	In Q2 2020, capex was 17.9 $MM, mainly impacted by having deferred drilling and completion activity, as well as facilities and other projects, during the quarter.

•

In a context of low oil and gas demand and prices, we managed to maintain a solid financial position. A positive cash flow from operations of 26.6 $MM drove the abovementioned total free cash flow of 15.4 $MM, contributing to our end-of-quarter cash balance of 220.7 $MM. Gross debt totaled 502.3 $MM as of quarter end, resulting in a net debt of 281.6 $MM.

•

Q2 2020 net loss was 39.2 $MM, impacted by deferred income tax, which amounted to a loss of 8.0 $MM, compared to a gain of 1.7 $MM during Q2 2019, and interest expenses of 9.6 $MM, compared to 6.5 $MM in Q2 2019.

Recent developments:

•

In July, we refinanced 75 $MM of 2020 and 2021 upcoming maturities, of which 45 $MM were extended for 18 months under our term loan with a bank syndicate, and 30 $MM under short term bank debts that were extended for 12 to 18 months.

Vista Oil & Gas Q2 2020 results

Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up.

Production

Total average net daily production

	Q2 2020	Q1 2020	Q2 2019	Δ y.o.y. (%)	Δ q.o.q. (%)
Total (boed)	23,817	26,485	29,016	(17.9)%	(10.1)%
Oil (bbld)	15,672	16,991	18,825	(16.7)%	(7.8)%
Natural Gas (MMm[3]d)	1.20	1.41	1.50	(20.2)%	(14.8)%
NGL (bbld)	606	645	741	(18.3)%	(6.2)%

y-o-y. (%): represents the percentage variation in Q2 2020 compared to Q2 2019.

q-o-q. (%): represents the percentage variation in Q2 2020 compared to Q1 2020.

Average daily production during Q2 2020 was 23,817 boe/d, comprised of 15,672 bbl/d of oil, representing 65.8% of total production, 1.20 MMm3/d of natural gas and 606 boe/d of NGL.

Total operated production during Q2 2020 was 23,218 boe/d, which amounts to 97% of total production. Total shale production was 5,167 boe/d, including 5,065 boe/d of shale operated production in Bajada del Palo Oeste and 102 boe/d of shale non-operated production in Coirón Amargo Sur Oeste (CASO).

Our 12 shale oil wells were shut in on March 20, ahead of global demand reduction, in order to protect the 1,000+ wells in our conventional assets. We also stored approximately 300,000 barrels of oil in a floating vessel. Since international demand and prices picked up in May and June, we sold all our stored volumes in May and reopened our shale oil wells during the last week of May. As a consequence, while our production volumes were 19.5 Mboe/d and 19.9 Mboe/d in April and May, respectively, in June our production reached 32.2 Mboe/d.

Our shale oil wells produced a total of 13.9 Mboe/d in June. Both wells targeting La Cocina in pad 3 were tied-in in the last week of February, and are currently ranked #1 and #2 in the basin’s history measured by average daily oil production in the peak calendar month. Flush production was in line with reservoir modeling forecasts, supporting our view that Vaca Muerta is an efficient short-term storage solution.

Q2 2020 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average
Fields total at working interest		15,672	1.20	606	23,817	100%

Entre Lomas	100%	3,716	0.32	555	6,289	26%
Bajada del Palo Este	100%	463	0.08	41	1,036	4%
Bajada del Palo Oeste (conventional)	100%	916	0.44	—	3,679	15%
Bajada del Palo Oeste (shale)	100%	4,508	0.09	—	5,065	21%
Agua Amarga (Jarilla Quemada, Charco del Palenque)	100%	182	0.05	10	476	2%
25 de Mayo-Medanito	100%	2,741	0.02	—	2,881	12%
Jagüel de los Machos	100%	2,645	0.14	—	3,525	15%
Coirón Amargo Norte	55%	222	0.01	—	268	1%

Águila Mora (shale)	90%	—	0.00	—	0	0%
Acambuco (non-operated)	1.5%	25	0.02	—	178	1%
Coirón Amargo Sur Oeste (shale / non-operated)	10%	92	0.00	—	102	0%
Blocks CS-01, A-10 and TM-01 (Mexico)	50%	163	0.02	—	318	1%

During Q2 2020, Entre Lomas (including Entre Lomas Neuquén and Entre Lomas Río Negro) block represented 26% of total production, 25 de Mayo-Medanito and Jagüel de los Machos blocks represented 27%, Bajada del Palo Oeste represented 37%, Bajada del Palo Este block represented 4%, Agua Amarga (Jarrilla Quemada and Charco del Palenque concessions) represented 2%, and Coirón Amargo Norte represented 1% of the quarterly total production. The production from our blocks in Mexico represented 1% of our total average daily production and the remaining less than 2% is production from Acambuco and CASO, non-operated blocks in Argentina, and Águila Mora, an operated unconventional concession. For further detailed information on production, please see Annex “Historical operational data”.

Revenues

Revenues per product - in $MM	Q2 2020	Q1 2020	Q2 2019	Δ y.o.y. (%)	Δ q.o.q. (%)

Total	51.2	73.3	120.4	(57.5)%	(30.2)%
Oil	41.7	62.0	97.5	(57.2)%	(32.7)%
Natural Gas	8.6	10.1	20.2	(57.4)%	(14.9)%
NGL and others	0.9	1.2	2.7	(66.7)%	(25.0)%

Average Realized Prices

Product	Q2 2020	Q1 2020	Q2 2019	Δ y.o.y. (%)	Δ q.o.q. (%)

Oil ($/bbl)	26.5	43.0	59.8	(55.7)%	(38.4)%
Natural Gas ($/MMBTU)	2.2	2.2	3.8	(42.1)%	0.0%
NGL ($/tn)	185	245	287	(35.7)%	(24.8)%

During Q2 2020, total revenues were 51.2 $MM, 57.5% lower than Q2 2019. Oil revenues decreased 57.2% and natural gas revenues decreased 57.4% y-o-y.

Crude oil revenues in Q2 2020 totaled 41.7 $MM, 57.2% below Q2 2019, impacted by lower production volumes and lower realized prices. Average sales price was 19.7 $/bbl in April, but increased to 24.4 $/bbl in May and 31.1 $/bbl in June.

As international prices recovered faster than domestic prices, we quickly shifted our commercial efforts to markets outside of Argentina. Of the total crude oil sales, 70% was exported to different refineries and traders in Latin America, while the domestic primary off-taker was Trafigura. We also stored production volumes in April and sold them in May, as explained above, waiting for better prices. These tactical moves helped us capture higher realization prices in May and June, positively impacting the Adjusted EBITDA of the quarter, and helped us avoid having to implement further shut-ins.

Natural gas revenues represented 16.9% of total revenues. During Q2 2020, sales were made to a diversified portfolio of industrial clients, representing 53% of total natural gas volumes, at an average realized price of 1.9 $/MMBTU, 44% to distribution companies and CNG clients at an average price of 2.6$/MMBTU, and the 3% remaining sales were made to the power generation segment at an average price of 2.3 $/MMBTU. The total average price of natural gas sales for the quarter was 2.2 $/MMBTU, 42.1% below Q2 2019, mainly driven by the industrial segment, which was impacted by a gas over-supply from Vaca Muerta projects and softer demand driven by lower industrial activity amid COVID-19 lock-down restrictions.

NGL sales were 0.9 $MM during Q2 2020, representing 1.7% of total sales. NGL volumes were allocated to the Argentine market at an average price of 185 U.S. dollars per ton ($/tn).

Operating Expenses

	Q2 2020	Q1 2020	Q2 2019	Δ y.o.y. (%)
Operating Expenses ($MM)	18.6	23.8	32.5	(42.8)%
Lifting cost ($/boe)	8.6	9.9	12.3	(30.5)%

During Q2 2020, operational expenses were 18.6 $MM, a 42.8% decrease year on year, and a 22.1% decrease quarter on quarter. This was the result of negotiations with all key contractors, to adjust unit cost, as well as activity levels, to the current scenario.

The result of these actions was an average lifting cost in Q2 2020 of 8.6 $/boe, a 30.5% decrease compared to Q2 2019, and a 13.4% decrease sequentially, which reflects that cost-saving initiatives have offset lower production during the quarter.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q2 2020	Q1 2020	Q2 2019	Δ y.o.y. (%)
Net (loss) / profit for the period	(39.2)	(21.3)	3.7

(+) Income tax (expense) / benefit	8.3	4.6	(1.3)
(+) Financial results, net	9.2	7.3	4.8
(+) Investments results	—	—	—

Operating profit	(21.7)	(9.4)	7.2

(+) Depreciation	30.4	33.5	44.3
(+) Restructuring expenses	1.4	1.2	—

Adjusted EBITDA(1)	10.2	25.3	51.5	-80.2%

Adjusted EBITDA Margin (%)(2)	20%	34%	43%	-23	% p.p.

(1)	Adjusted EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments.
(2)	Change expressed as a difference in percentage points.

Note: amounts may not sum due to rounding.

Adjusted EBITDA was 10.2 $MM in Q2 2020, 80.2% below Q2 2019.

Net Profit / Loss

Vista recorded a net loss of 39.2 $MM compared to a net profit of 3.7 $MM during Q2 2019, mainly driven by the increase in deferred income tax to 8.0 $MM, impacted by the local macro in Argentina, and an increase in interest expenses to 9.6 $MM, which was partially offset by a decrease in depreciations to 30.4 $MM.

Capex

Capex during Q2 2020 was 17.9 $MM, on an accrual basis, out of which approximately 9.1 $MM correspond to essential investments during Q2 2020, which include labor, G&G studies and ongoing technology projects, while the remaining 8.8 $MM are related to lagging activity of Q1 2020. Cash flows from investing activities, which reflect effective cash outflows to capex, was 24.9 $MM during Q2 2020. Out of the 24.9 $MM, approximately 10.4 $MM correspond to payments of Q1 2020 activity.

Financial overview

During a very challenging Q2 2020, we managed to maintain a solid balance sheet, increasing our cash position to 220.7 $MM as of June 30, 2020. Our financial debt totaled 502.3 $MM, resulting in a net debt of 281.6 $MM.

During July, we entered into a set of agreements to refinance the payment of 75 $MM in upcoming maturities during 2020 and 2021.

•	On July 13, we entered into an agreement with Banco Macro S.A. to refinance 25.0 $MM, in Argentine Pesos, for 12 months

•	On July 15, we entered into an agreement with BBVA Argentina S.A. to refinance 5.0 $MM, in Argentine Pesos, in tranches from 12 to 18 months

•

On July 17 and July 20, we entered into different agreements to refinance 45 $MM of our Syndicated Loan. First, an agreement with Banco de Galicia y Buenos Aires S.A.U., Banco Santander Río S.A., Banco Itaú Argentina S.A. and Citibank, N.A. (Argentina Branch) to refinance 40.5 $MM in two tranches: a first one of 13.5 $MM in July 2020 and a second one of 27.0 $MM in January 2021, in both cases for 18 months and in Argentine Pesos. Second, we executed the third amendment of the Syndicated Loan to amend certain definitions and defer 4.5 $MM.

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market
ON clase I	Vista Oil & Gas Argentina S.A.U.	7/31/2019	7/31/2021	50	Bullet at maturity	7.88%	USD	BCBA Argentina
ON clase II	Vista Oil & Gas Argentina S.A.U.	8/7/2019	8/7/2022	50	Bullet at maturity	8.50%	USD	BCBA Argentina
ON clase III	Vista Oil & Gas Argentina S.A.U.	2/21/2020	2/21/2024	50	Bullet at maturity	3.50%	USD	BCBA Argentina

Vista Oil & Gas S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Total production by field (Mboe/d)	23,817	26,485	30,026	31,637	29,016

Entre Lomas	6,289	6,804	7,648	8,618	8,644
Bajada del Palo Este	1,036	1,122	1,281	1,349	1,439
Bajada del Palo Oeste (conventional)	3,679	4,661	5,499	4,944	4,076
Bajada del Palo Oeste (shale)	5,065	5,599	6,687	7,501	4,823
Agua Amarga (Jarilla Quemada, Charco del Palenque)	476	596	621	657	671
25 de Mayo-Medanito	2,881	2,879	3,177	3,370	3,701
Jagüel de los Machos	3,525	3,705	3,991	4,224	4,551
Coirón Amargo Norte	268	260	214	236	313
Águila Mora (shale)	—	197	147	—	—
Acambuco	178	180	182	186	198
Coirón Amargo Sur Oeste (shale)	102	113	159	165	308
Blocks CS-01, A-10 and TM-01	318	368	418	388	293

Crude oil production by field (Mboe/d)(1)	15,672	16,991	18,720	20,281	18,825

Entre Lomas	3,716	4,043	4,244	4,715	4,773
Bajada del Palo Este	463	553	554	574	618
Bajada del Palo Oeste (conventional)	916	1,051	1,111	988	1,011
Bajada del Palo Oeste (shale)	4,508	4,900	5,862	6,733	4,425
Agua Amarga (Jarilla Quemada, Charco del Palenque)	182	242	268	303	336
25 de Mayo-Medanito	2,741	2,701	2,965	3,213	3,509
Jagüel de los Machos	2,645	2,775	3,014	3,176	3,443
Coirón Amargo Norte	222	218	184	217	264
Águila Mora (shale)	—	197	147	—	—
Acambuco	25	24	22	22	27
Coirón Amargo Sur Oeste (shale)	92	96	141	147	274
Blocks CS-01, A-10 and TM-01	163	192	209	194	144

Natural Gas production by field (Mboe/d)(2)	7,539	8,848	10,631	10,594	9,450

Entre Lomas	2,018	2,180	2,799	3,221	3,207
Bajada del Palo Este	533	522	673	715	762
Bajada del Palo Oeste (conventional)	2,763	3,610	4,388	3,956	3,066
Bajada del Palo Oeste (shale)	557	699	825	768	397
Agua Amarga (Jarilla Quemada, Charco del Palenque)	284	337	336	334	317
25 de Mayo-Medanito	140	178	212	157	192
Jagüel de los Machos	879	930	978	1,048	1,108
Coirón Amargo Norte	46	42	31	20	49
Águila Mora (shale)	—	—	—	—	—
Acambuco	154	156	161	164	171
Coirón Amargo Sur Oeste (shale)	10	17	19	18	33
Blocks CS-01, A-10 and TM-01	155	177	210	194	148

NGL production by field (boe/d)	606	645	675	761	741

Entre Lomas	555	582	606	682	665
Bajada del Palo Este	41	47	53	59	59

Bajada del Palo Oeste (conventional)	—	—	—	—	—
Bajada del Palo Oeste (shale)	—	—	—	—	—
Agua Amarga (Jarilla Quemada, Charco del Palenque)	10	17	16	20	18

Notes:

(1) Acambuco includes condensate.

(2) Excludes natural gas consumption, flared or reinjected natural gas.

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country
Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste / Este	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste	100%	Operated	Shale	Neuquina	Argentina
Agua Amarga (Jarilla Quemada, Charco del Palenque)	100%	Operated	Conventional	Neuquina	Argentina
25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	55%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Sur Oeste	10%	Non-operated	Shale	Neuquina	Argentina
Águila Mora	90%	Operated	Shale	Neuquina	Argentina
Acambuco	1.5%	Non-operated	Conventional	Golfo San Jorge	Argentina
Block CS-01	50%	Non-operated	Conventional	Del Sureste	México
Block A-10	50%	Non-operated	Conventional	Del Sureste	México

Note: Not showing blocks without production, Bajada del Palo Este (shale), Sur Rio Deseado Este and TM-01.

Vista Oil & Gas S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Total Revenues	51,219	73,320	96,445	105,443	120,361
Oil	41,712	61,985	82,833	84,668	97,500
Natural Gas	8,640	10,113	13,078	19,200	20,171
NGL and others	867	1,222	534	1,575	2,690

Cost of Sales	(58,623)	(67,996)	(78,064)	(91,415)	(92,938)

Operating expenses	(18,564)	(23,833)	(25,716)	(28,427)	(32,519)
Stock fluctuation	(3,481)	449	(698)	(2,365)	2,047
Depreciation	(30,447)	(33,467)	(38,361)	(45,895)	(44,274)
Royalties	(6,131)	(11,145)	(13,289)	(14,728)	(18,192)

Gross profit	(7,404)	5,324	18,381	14,028	27,423

Selling expenses	(6,300)	(6,152)	(6,745)	(6,851)	(7,847)
General and administrative expenses	(8,229)	(9,367)	(13,248)	(8,278)	(12,169)
Exploration expenses	(168)	(131)	(65)	333	(818)
Other operating income	1,698	2,153	907	948	1,123
Other operating expenses, net	(1,285)	(1,253)	(4,426)	455	(531)

Operating profit (loss)	(21,688)	(9,426)	(5,196)	635	7,181

Adjusted EBITDA Reconciliation ($M)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Net (loss) / profit for the period	(39,203)	(21,332)	(44,248)	21,499	3,702

(+) Income tax (expense) / benefit	8,304	4,571	17,797	(5,961)	(1,305)
(+) Financial results, net	9,211	7,335	21,172	(14,819)	4,784
(+) Investments results	—	—	84	(84)	—

Operating profit (loss)	(21,688)	(9,426)	(5,196)	635	7,181

(+) Depreciation	30,447	33,467	38,361	45,895	44,274
(+) Restructuring expenses	1,430	1,244	2,542	35	—

Adjusted EBITDA	10,189	25,285	35,707	46,565	51,455

Adjusted EBITDA Margin (%)	20%	34%	37%	44%	43%

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Operating Expenses ($MM)	18.6	23.8	25.7	28.4	32.5
Lifting cost ($/boe)	8.6	9.9	9.3	9.8	12.3

Vista Oil & Gas S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of June 30, 2020	As of December 31, 2019
Property, plant and equipment	944,013	917,066
Goodwill	28,484	28,484
Other intangible assets	34,012	34,029
Right-of-use assets	12,608	16,624
Trade and other receivables	29,526	15,883
Deferred income tax	546	476
Total non-current assets	1,049,189	1,012,562
Inventories	10,190	19,106
Trade and other receivables	41,567	93,437
Cash, bank balances and other short-term investments	220,673	260,028
Total current assets	272,430	372,571

Total assets	1,321,619	1,385,133

Deferred income tax liabilities	159,635	147,019
Leases liabilities	7,216	9,372
Provisions	22,337	21,146
Borrowings	381,312	389,096
Warrants	2,020	16,860
Employee defined benefit plans obligation	4,442	4,469
Accounts payable and accrued liabilities	—	419
Total non-current liabilities	576,962	588,381
Provisions	1,425	3,423
Leases liabilities	4,812	7,395
Borrowings	120,980	62,317
Salaries and social security payable	6,609	12,553
Income tax payable	1,265	3,039
Other taxes and royalties payable	3,947	6,040
Accounts payable and accrued liabilities	59,479	98,269
Total current liabilities	198,517	193,036

Total liabilities	775,479	781,417

Total equity	546,140	603,716

Total liabilities and equity	1,321,619	1,385,133

Vista Oil & Gas S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Revenue from contract with customers	51,219	120,361
Revenues from crude oil sales	41,712	97,500
Revenues from natural gas sales	8,640	20,171
Revenues from NGL	867	2,690
Cost of sales	(58,623)	(92,938)
Operating expenses	(18,564)	(32,519)
Crude oil stock fluctuation	(3,481)	2,047
Depreciation, depletion and amortization	(30,448)	(44,274)
Royalties	(6,130)	(18,192)

Gross profit	(7,404)	27,423

Selling expenses	(6,300)	(7,847)
General and administrative expenses	(8,229)	(12,169)
Exploration expenses	(168)	(818)
Other operating income	1,698	1,123
Other operating expenses	(1,285)	(531)

Operating profit (loss)	(21,688)	7,181

Interest income	142	240
Interest expense	(9,569)	(6,508)
Other financial results	215	1,484

Financial results, net	(9,212)	(4,784)

(Loss) Profit before income taxes	(30,900)	2,397

Current income tax (expense)	(271)	(398)
Deferred income tax (expense)/ benefit	(8,032)	1,703

Income tax expense	(8,303)	1,305

Net (loss) profit for the year/ period	(39,203)	3,702

Other comprehensive loss	(168)	(765)

Total comprehensive (loss) profit for the period	(39,371)	2,937

Vista Oil & Gas S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Net profit / (loss) for the period	(39,203)	3,702
Adjustments to reconcile net cash flows provided by (used in) operating activities:
Non-cash items related with operating activities:
(Reversal in)/Allowances for expected credit losses	(36)	77
Foreign currency exchange difference, net	2,696	778
Unwinding of discount on asset retirement obligation	811	404
Increase of provisions, net	(143)	534
Interest expense leases	354	110
Effect of discount of assets and liabilities at present value	1,165	194
Share-based payment expense	2,464	3,510
Employee defined benefits obligation	90	(121)
Income tax	8,303	(1,305)
Non-cash items related with investing activities:
Depreciation and depletion	29,880	43,947
Amortization of intangible assets	568	327
Interest income	(142)	(240)
Change in the fair value of financial assets	(1,632)	369
Non-cash items related with financing activities:
Interest expense	9,569	6,508
Changes in the fair value of Warrants	(4,071)	(4,057)
Amortized costs	606	466
Impairment of financial assets	—	—
Changes in working capital:
Trade and other receivables	13,789	(12,804)
Inventories	4,018	(2,117)
Accounts payable and other payables	(1,955)	(12,905)
Employee defined benefits obligations	(198)	(253)
Salaries and social security payable	1,803	1,995
Other taxes and royalties payable	(4)	(1,619)
Provisions	(370)	(261)
Income taxes paid	(1,735)	(22,369)

Net cash flows generated by operating activities	26,627	4,870

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment	(24,902)	(40,548)
Payments for acquisition of other intangible assets	(143)	(58)
Proceeds from other financial assets	—	5,292
Proceeds from interest received	142	240

Net cash flows (used in) investing activities	(24,903)	(35,074)

Cash flows from financing activities

Proceeds from capitalization of Serie A shares net of issue costs	—	(248)
Proceeds from borrowings	16,828	25,000
Payments of borrowing´s cost	(12)	—
Payments of borrowing´s principal	—	—
Payments of borrowing´s interests	(2,389)	(958)
Payments of leases	(1,557)	—
Payments of other financial liabilities, net of restricted cash and cash equivalents	—	—

Net cash flows generated by financing activities	12,870	23,794

	For the period from April 1st to June 30, 2020	For the period from April 1st to June 30, 2019
Net (decrease) in cash and cash equivalents	14,594	(6,410)

Cash and cash equivalents at the beginning of the period	202,122	72,588
Effects of exchange rate changes on cash and cash equivalents	1,600	(981)
Net (decrease) in cash and cash equivalents	14,594	(6,410)

Cash and cash equivalents at the end of the period	218,316	65,197

DISCLAIMER

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period.

The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

Phone in Argentina +54.11.3754.8532

Phone in Mexico    +52.55.1167.8250